                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                                (Final Amendment)

                 WINTHROP GROWTH INVESTORS 1 LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                  4582 South Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8081
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE
Transaction Valuation*                                Amount of Filing Fee**
----------------------                                ----------------------
$7,098,420                                            $574.26

     * For purposes of calculating the fee only.
    ** Previously paid.

   [ ] Check the box if any part of the fee is offset as provided by Rule
       0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:                 Filing Party:
                                  ----------                 ----------

       Form or Registration No.:               Date Filed:
                                  ----------                 ----------

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

       [X] third-party tender offer subject to Rule 14d-1.     [ ] going-private transaction subject to Rule 13e-3.

       [ ] issuer tender offer subject to Rule 13e-4.          [ ] amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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                             TENDER OFFER STATEMENT

         This is the Final Amendment to the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), in connection with its tender offer to purchase outstanding units of limited partnership interest of Winthrop Growth Investors 1 Limited Partnership, a Massachusetts limited partnership, at a price of $560.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated May 9, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

         At midnight, New York City time, on June 19, 2003, the offer expired pursuant to its terms. A total of 471 units, representing approximately 1.83% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties, L.P. has accepted for payment all of the units at a price of $560.00 per unit.


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

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003
                                             AIMCO PROPERTIES, L.P.

                                             By:      AIMCO-GP, INC.
                                                      -------------------------
                                                      (General Partner)

                                             By:      /s/  Patrick J. Foye
                                                      -------------------------
                                                      Executive Vice President



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